Mail Stop 4561   October 21, 2008

Jonathan Chesky Malamud
President and Chief Executive Officer
Map Financial Group, Inc.
460 West 34th Street, 10th Floor
New York, New York 10001

> **Re: Map Financial Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 29, 2008**
> **File No. 333-153726**

Dear Mr. Malamud:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Prospectus Cover Page

1.   Please highlight the cross-reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

2.   Please revise the first paragraph to disclose that there is no minimum either as to the number of shares that will be sold or to the number each purchaser is required to purchase.

Prospectus Summary

3.   Please revise the preamble to state that it highlights "material" information contained in the prospectus.

4.   Please include, either on the cover page or in the summary section of the prospectus, the telephone number of your principal executive offices.

5.   Please disclose that funds will not be returned to investors if you terminate the offering at an earlier date.

6.   Please disclose whether any of the officers or directors have any intention of purchasing shares in the offering and, if so, please quantify.

Risk Factors, page 4

7.   You note that on July 31, 2008 you completed a private placement of 10 million shares of your common stock for $0.001 per share. Please add a risk factor describing the effects of the private placement on the value of the shares in this offering. Please also address the benefits that the initial shareholders may receive by the possible creation of a market for their shares from this public offering.

8.   The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company's inability to offer assurances. For example, you state that there can be no assurance that management will be able to integrate these businesses profitably or will be successful in combining and implementing your operating or growth strategies. Instead of stating the company's inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

9.   Please revise the first risk relating to your common stock on page 8 to disclose whether you have any plans, arrangements, or understandings to issue any other shares of common or preferred in the next 12 months.

Dilution, page 15

10.   Revise to also present a table disclosing the cash consideration and percentage of cash paid by officers and directors and their percentage ownership and the amount paid pursuant to this offering and the applicable percentages. See Item 506 of Regulation S-K.

Lending practices, page 21

11.   Please revise to significantly expand the disclosures in this section, such as, the number of employers and institutions participating and the increase from 2007, the number of employees of these entities, the range of terms offered and the average term of each loan, the average loan amount, the range of interest rates and the average interest rate, any fees involved, do the arrangements with any entity result in any expenses or other income to the borrower or the Company, etc. If any of the subsidiaries or entities provide a disproportionate percentage in any of the categories above, a separate discussion of each subsidiary or entity may be necessary.

12.   Please disclose information regarding the maximum interest rates allowed on these loans.

13.   Revise to add disclosure of any rollover or renewal policies, the percentage increase in borrowers from last year, the percentage of rollovers, and, any increase in average loan amounts from last year.

14.   You mention that credit will only be offered to employees of institutions that have been approved in advance. Please disclose what factors you use when deciding whether to approve an institution.

15.   On page 23, you list the number of employees of your holding company and some of your subsidiaries. However, you do not list the number of employees for FastCash International Limited, Financial Services Inc. (Dominica), FastCash (St. Lucia) Ltd. or FastCash Ltd. (Grenada). Please confirm that these entities do not have any employees.

16.   You state that FastCash Dominica Ltd. has 13 full-time employees and 1 part-time employee. However, you state on page 3 that FastCash Dominica Ltd. is an inactive subsidiary. Please clarify why an inactive subsidiary has 14 employees.

Management's Discussion And Analysis, page 26

17.   Please revise to provide an in depth discussion of the receivables reported on your balance sheet and their credit quality and loss histories. Please also include an aging of the receivables.

Corporate Structure, page 27

18.   Either in this section or in another appropriate portion of the prospectus, please disclose the percentage of total revenue provided by each subsidiary.

19.   Please clarify whether FastCash Dominica Ltd. has been an inactive corporation since its incorporation.

20.   Between December 31, 2006 and December 31, 2007 and between July 31, 2007 and July 31, 2008, some subsidiaries were incorporated. If this is true, to the extent material, please specify in your Liquidity and Capital Resources - December 31, 2007 vs. December 31, 2006 subsection, your Results of Operation -July 31, 2008 vs. July 31, 2007 subsection, and your Results of Operations – December 31, 2007 vs. December 31, 2006 subsection the effect the incorporation of the new subsidiaries had on the change in expenses and revenues.

Liquidity and Capital Resources of Map Financial Group, Inc. page 28

21.   In the fourth paragraph on this page, you state you have accounts payable of $1,815,267 as of July 31, 2008. However, it appears you have accounts receivable in this amount. Please revise your document accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 31

22.   Please disclose when Mr. Malamud founded Stampville.com. Additionally, please confirm that Mr. Malamud is still President of Stampville.com.

23.   Please confirm that Samuel Rosenberg is still engaged in management consulting for the East Coast Company.

24.   Please disclose the time periods in which Mr. Popack has advised IGPC and the time periods in which Mr. Popack was involved with Stampville.com. Also, please revise your disclosure to explain the term "serial entrepreneur" and discuss details as to Mr. Popack's experience as a serial entrepreneur.

25.   Please discuss the business experience of Mr. Drizin in the past 5 years.

26.   Please disclose, for each individual, the approximate amount of time to be spent each week on Company matters.

Security Ownership … , page 34

27.   Revise each footnote to also disclose the actual number of shares beneficially owned, i.e., the number beneficially owned of the 5,900,000 and the number beneficially owned of the 14,100,000.

28.   File the proxies as exhibits to the registration statement.

Certain Relationships and Related Transactions, page 36

29.   Please include the rate at which interest accrues on the loan promissory note executed by Financial Services Inc. in favor of MapCash Holdings, LLC.

30.   Revise to disclose the aggregate amount of income earned by each officer and director as a result of their ownership or other interest in the entities listed in this section for both the year ended 12/31/07 and the interim period presented for 2008.

Recent Sales of Unregistered Securities, page 40

31.   With respect to offerings made in reliance on Regulation D, please confirm, if true, that you complied with the filing of notice requirement of Rule 503 of Regulation D.

32.   Please revise your disclosure to include the specific rule under Regulation D that you are relying on for the transaction consummated July 31, 2008.

33.   Supplementally advise the staff as to the specific part(s) of Regulation S that you are relying on for the exemption and, with regard to the statement that the shares were not purchased for the account of benefit of any U.S. person, provide us with the names, ownership percentage and citizenship of the owners of Bayville Global and of any person that has an interest of any entity that is not a natural person whom is an owner of an interest in Bayville.

Map Financial Group, Inc.

Report of Independent Registered Public Accounting Firm

34.   Your auditors refer to their review of the interim financial statements in their audit report for Map Financial Group, Inc. This does not appear to comply with Article 2 of Regulation S-X. Please provide us with any literature that supports this language in your Audit Report, or revise your registration statement to include an Audit Report that excludes this language.

Financial Statements, page 1

35.   The company issued 10 million shares of common stock to the shareholders of Fast Cash International Limited ("FCI") in exchange for all of the outstanding shares of FCI. Prior to the transaction, it appears that the registrant did not have any operations, assets or liabilities. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by FCI for the net monetary assets of the registrant, accompanied by a recapitalization. Because FCI is essentially the acquiror for accounting purposes, the accumulated deficit of the company after the transaction should equal the accumulated deficit of FCI, adjusted for any transaction costs. The accumulated deficit of the registrant at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital. Please revise the financial statements (and Management's Discussion and Analysis) accordingly and provide appropriate footnote disclosure describing the transaction and the related accounting treatment.

36.   As a related matter, assuming the merger between the registrant and FCI was effective as of July 31, 2008, you should include the consolidated financial statements of FCI (which acquired the five subsidiaries on July 14, 2008) and not the financial statements of Financial Services, Inc. and Affiliates. Please revise to include the proper financial statements.

37.   If the merger was not effective until August 29, 2008, the financial statements of the registrant should not give rise to the merger. The financial statements presented as of July 31, 2008 should be the stand-alone financial statements of the registrant, the financial statements of FCI (as described above), and the December 31, 2007 financial statements already provided. We may have additional comments upon receipt and review of your response.

38.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Note 1 – Organization and Business, page 5

39.   Please revise to disclose your fiscal year-end.

Note 2 – Significant Accounting Policies, page 5

Direct Write-Off Method Used to Record Bad Debts, page 8

40.   You state the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method. Please tell us why you believe the results are not materially different. Please quantify these results by providing us with the analysis used to determine the difference was immaterial. Revise this footnote similarly.

Note 4 - Note Payable, page 8

41.   In this footnote you state that the advances under the master loan agreement are due on demand. On page 22 of the document you state that interest is due the first day of each January, April, July and October and any unpaid principal and accrued interest is due on June 30, 2010. Please revise the document to provide consistent information throughout.

Note 8 - Commitments and Contingencies, page 9

42.   Revise to discuss the terms and conditions of the agreements with NBL Technologies, if material. Also provide the disclosures required by SFAS 57 with respect to this company and its 50% ownership by your Chief Operating Officer, if applicable.

Financial Services, Inc. and Affiliates, page 1

43.   Revise the Financial Services financial statements and notes thereto to conform to the requested changes above, as applicable.

Statement of Operations, page 2

44.   We note you have not classified interest expense as an operating expense. Due to the nature of your business, it appears that interest expense should be a part of operations. Please revise to classify your interest expense in operations or provide us with the literature you relied on to support your current presentation.

Exhibits

Exhibit 5.1

45.   Please revise your legality opinion to opine upon the laws and the facts as they
       exist at effectiveness.

46.   Your opinion does not comply with Item 601(b)(5) of Regulation S-K which
       requires an opinion without any foreign law qualification. Please delete the
       sentence stating that you are attorneys admitted to practice in New York from
       your legality opinion.

Exhibit 10.2

47.   Please advise the staff as to how you determined that the effectiveness date of
       your share exchange agreement between Map Financial Group, Inc and Fastcash
       International Limited is July 31, 2008 given that the agreement is dated August
       29, 2008. Please include your extensive legal analysis.

Exhibit 23

48.   Provide a current consent of the independent accountant in any amendment.

                *   *   *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Babette Cooper, Staff Accountant at (202)551-3396 or Amit Pande, Assistant Chief Accountant at (202)551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at (202) 551-3316 or me at (202)551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: By fax (516) 887-8250
        Michael Sufott
        David Lubin & Associates, PLLC